Corporex Companies Inc.
100 E. RiverCenter Boulevard
Suite 1100
Covington, Kentucky 41011

February 23, 2007

Mr. Frank C. McDowell
Chair of the Special Committee
of the Board of Directors of
Eagle Hospitality Properties Trust, Inc.
c/o Skadden Arps Slate Meagher & Flom
300 South Grand Avenue
Suite 3400
Los Angeles, California 90071

Dear Frank:

Corporex Companies Inc. and I (“Corporex” or “we”) are pleased to submit this proposal to acquire all of the outstanding shares of common stock, par value $.01 (the “Shares”), of Eagle Hospitality Properties Trust, Inc. (“EHP”) not owned by Corporex or its affiliates at a purchase price of between $10.75 and $11.25 per Share.

Using the $11.00 midpoint of that price range, the proposed per Share price represents a 19.6% premium to EHP’s undisturbed (pre-January 29, 2007) closing price of $9.20 and a 17.8% premium to the average closing price during the last twelve months.

The proposed transaction would be effected by means of a merger agreement as a result of which EHP would become a wholly owned subsidiary of a Corporex-controlled entity. We would purchase Shares issued to holders of operating partnership units that convert to obtain the merger consideration. However, EHP’s 8¼% Series A Cumulative Redeemable Preferred Shares would remain outstanding after the merger.

Corporex may consider including equity partners, either affiliated or unaffiliated with Corporex, in the Corporex-controlled entity, and the structure of any such Corporex-controlled entity will be determined by agreement among the equity holders.

This proposal is subject to the satisfactory completion of confirmatory due diligence by Corporex and its advisors. Given our familiarity with EHP, we would require a short inspection period, five (5) business days, during which we would be given full access to EHP’s non-public information, including mortgages, related debt documentation and franchise agreements, on the basis of a mutually acceptable confidentiality agreement and with a reasonable period after that five (5) business day period for resolution of any issues raised during due diligence. A draft merger agreement with a definitive price per Share within the range described above would be delivered to your counsel immediately following successful conclusion of confirmatory due diligence.

Mr. Frank C. McDowell
February 23, 2007

Our financial advisor, Goldman Sachs, is prepared to issue commitment letters for the requisite financing subject only to completing its due diligence in the abbreviated due diligence process described above.

Material terms of that merger agreement would include a “cap” on aggregate transaction costs and expenses (excluding franchisor requirements, i.e., PIP and increased franchise fees) of $10,000,000, $6,000,000 minimum cash on hand at closing, a $66,000,000 limit on EHP’s short-term indebtedness at closing, a thirty day “go shop” period, a market termination fee and our right to match bids for EHP from third parties.

This proposal is also subject to satisfaction of regulatory requirements, the approval of your Special Committee and shareholder approval.

Please be aware that, in submitting this proposal, we reserve the right both to withdraw it prior to the execution of a definitive merger agreement and to modify it in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures. We request that you keep this proposal confidential, not disclosing same except as we may mutually agree or as required by law.

Corporex and our financial advisor, Goldman Sachs, believe this is a compelling proposal for a number of reasons, including the acceleration of the strategic alternatives process and resulting cost savings, the ability to set earlier dates for the shareholder vote and transaction closing and, particularly, the avoidance of the breakage costs that other parties will undoubtedly factor into any proposals they might make.

Goldman Sachs is prepared to meet with Morgan Stanley as you may direct. We and our advisors look forward to the possibility of working with you and your advisors.

Very truly yours, CORPOREX COMPANIES, INC.

By:	/s/ William P. Butler
William P. Butler

c:    Edward E. Steiner, Esq.
Mr. Richard Weismann
Mr. Gregg Gonsalves
Mr. Michael Levy